Exhibit 99.2

THIRD AMENDMENT TO THE AMENDED AND RESTATED LIMITED

PARTNERSHIP AGREEMENT OF

OF

DCT INDUSTRIAL OPERATING PARTNERSHIP LP,

A Delaware limited partnership

This Third Amendment (the “Amendment”) to the Amended and Restated Limited Partnership Agreement (the “Agreement”) of DCT Industrial Operating Partnership LP, a Delaware limited partnership (the “Partnership”), dated as of October 10, 2006, as amended to date, is made and entered into as of May 3, 2007 by DCT Industrial Trust Inc., a Maryland corporation, as General Partner (the “General Partner”).

RECITALS

WHEREAS, the General Partner desires to amend the Agreement, pursuant to Article 11 thereof, as set forth below; and

WHEREAS, all capitalized terms used but not defined in this Amendment shall have the meanings ascribed to such terms in the Agreement;

NOW, THEREFORE, the Agreement shall be amended as follows:

1. Section 5.2(a) of the Agreement is amended and restated in its entirety as follows:

(a) The Partnership shall distribute cash on a quarterly (or, at the election of the General Partner, more frequent) basis, in an amount determined by the General Partner in its sole and absolute discretion, to the Partners who are Partners on the Partnership Record Date with respect to such quarter (or other distribution period) in accordance with Section 5.2(b); provided, however, that if a new or existing Partner acquires an additional Partnership Interest (other than LTIP Units or Common Units upon conversion of LTIP Units) in exchange for a Capital Contribution on any date other than the date immediately following a Partnership Record Date, the cash distribution attributable to such additional Partnership Interest relating to the Partnership Record Date next following the issuance of such additional Partnership Interest may be reduced, if so provided by the General Partner in connection with the issuance of such additional Partnership Interest, and agreed to by the Partner receiving such additional Partnership Interest, in the proportion equal to one minus (i) the number of days that such additional Partnership Interest is held by such Partner bears to (ii) the number of days between such Partnership Record Date and the immediately preceding Partnership Record Date, or such other proportion as may be determined by the General Partner.

2. Article 11 of the Agreement is amended by appending the following to the end of such Article:

Notwithstanding anything in this Article 11 or elsewhere in this Agreement to the contrary, any amendment and restatement of Exhibit A hereto by the General Partner to reflect events or changes otherwise authorized or permitted by this Agreement, whether pursuant to Article 4, 8 or 9 or otherwise, shall not be deemed an amendment of this Agreement and may be done at any time and from time to time, as appropriate by the General Partner; provided that the General Partner will make the then current version of Exhibit A available to any Limited Partner upon request in accordance with Section 10.1.

3. All other terms and conditions of the Agreement, as amended, shall be unchanged and remain in full force and effect.

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IN WITNESS WHEREOF, the General Partner executed this Amendment as of the day and year first above written.

GENERAL PARTNER:

DCT INDUSTRIAL TRUST INC.

By:	/s/ Philip L. Hawkins
Philip L. Hawkins Chief Executive Officer